SHARE EXCHANGE AGREEMENT

This Share Exchange Agreement (the “Agreement”) dated as of December 31, 2012 by and among AquaLiv Technologies, Inc., a corporation formed under the laws of the State of Nevada (“AQLV” or “Purchaser”), Verity Farms II, Inc. (Parent company of wholly owned subsidiary Verity Farms, LLC), a corporation formed under the laws of the State of South Dakota (“VERITY SUB”), AquaLiv, Inc. a corporation formed under the laws of the State of Washington (“AQUALIV SUB”), and Focus Systems, Inc. (“FOCUS”), a corporation formed under the laws of the State of Washington. Each of AQLV, VERITY SUB, AQUALIV SUB, and FOCUS is referred to herein individually as a “Party” and all are referred to collectively as the “Parties.”

RECITALS

WHEREAS, Purchaser desires to acquire 100% of the authorized and issued shares of VERITY SUB (the “Exchanged Shares”), which shall represent 100% of the outstanding shares of VERITY SUB in exchange for Four Million Eight Hundred Fifty Thousand (4,850,000) Series B Preferred shares of AQLV valued at $4,850,000 (“Consideration Shares”); and

WHEREAS, VERITY SUB will include all of its current business operations and subsidiaries, whether disclosed or not, amounting to approximately $4,500,000 in total assets (approximately $1,300,000 total balance sheet assets – as of 9/30/2012) plus approximately $3,200,000 in real estate holdings to be included in the business to be acquired (consisting of three separate properties); and

WHEREAS, Both Parties agree that this Stock Exchange is intended to qualify under Section 368(a)(1)(B) of the Internal Revenue Code as a Stock for Stock Reorganization and that both Parties will take measures to ensure that proper corporate documents are prepared to effectuate such Reorganization; and

WHEREAS, the Parties desire and agree that in conjunction with the closing of the Agreement that a Change of Control shall take place. The Consideration Shares provided to VERITY SUB in completing the Agreement, either at the closing or as soon as possible following the closing, shall be convertible into shares of common stock and shall also carry voting rights equal to approximately 86% of the outstanding common shares; and

WHEREAS, the Parties desire and agree to effect a name change as soon as practical following the closing. Purchaser will change its name from AquaLiv Technologies, Inc. to Verity, Inc (“VERITY”), a corporation formed under the laws of the State of Nevada. All Parties will cooperate in taking the necessary actions with the State of Nevada, FINRA, and the SEC to effect the name change; and

WHEREAS, VERITY shareholders recognize and agree to accept existing liabilities of Purchaser in the total amount of approximately Four Hundred Seventy Five Thousand dollars ($475,000), which amounts to approximately $235,000 in existing accounts payable and small notes payable and $241,266.67 in a note payable (face value plus accrued interest and fees) to TCA Global Credit Master Fund, LP; and

WHEREAS, the Parties agree that Focus Systems, Inc. does not fit the business model of the companies, to keep it operational will continue a business liability, and the there is no equitable value in maintaining it as an operational entity. Therefore, the Parties desire for FOCUS to be administratively closed prior to the closing of the Agreement or as soon as practical.

WHEREAS, the Parties wish to protect their rights to AQUALIV SUB. Therefore, the post merger shareholders of AQUALIV SUB (Craig Hoffman, et al (“HOFFMAN”), and AQLV) shall execute a first right of refusal on the respective 50% ownership of the AQUALIV SUB. HOFFMAN shall maintain a first right of refusal on the 50% ownership that AQLV holds in AQUALIV SUB, as well as any shares of HOFFMAN’s 50% ownership that HOFFMAN chooses to distribute at the time of merger. AQLV shall maintain a first right of refusal on HOFFMAN shares, as well as a first right of refusal on those shares HOFFMAN chooses to distribute on or after the date of merger, but subsequently elects not to exercise his first right of refusal. Each of these first rights of refusal shall be at a price equal to 1.5 times the book value of the shares of AQUALIV SUB at the future date of transfer, if any.

NOW, THEREFORE, in consideration of the premises and the mutual covenants, representations and warranties contained herein, the Parties, intending to be legally bound, hereby agree as follows:

CERTAIN DEFINITIONS

As used in this Agreement, the following terms shall have the meanings set forth below:

“Applicable Law” means any domestic or foreign law, statute, regulation, rule, policy, guideline or ordinance applicable to the businesses of the Parties, the Transactions and/or the Parties.

“Verity Sub Transferred Assets” means (i) all assets of VERITY SUB immediately prior to the Share Exchange, plus (ii) the real estate holdings, if not already acquired.

“Verity Sub Assumed Liabilities” means (i) all liabilities of VERITY SUB existing or arising immediately prior to the Share Exchange, whether known or unknown, plus (ii) all liabilities arising after the Closing from the business of Subsidiary.

“Knowledge” means, in the case of VERITY SUB, VERITY, or Purchaser, a particular fact or other matter of which its Chief Executive Officer, the Chief Financial Officer, or General Manager is actually aware or which a prudent individual serving in such capacity could be expected to discover or otherwise become aware of in the course of conducting a reasonable review or investigation of the corporation and its business and affairs.

“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest, claim, encumbrance, royalty interest, any other adverse claim of any kind in respect of such property or asset, or any other restrictions or limitations of any nature whatsoever.

“Material Adverse Effect” with respect to any entity or group of entities means any event, change or effect that has or would have a materially adverse effect on the financial condition, business or results of operations of such entity or group of entities, taken as a whole.

“Person” means any individual, corporation, partnership, trust or unincorporated organization or a government or any agency or political subdivision thereof.

“Tax” (and, with correlative meaning, “Taxes” and “Taxable”) means:

(i) any income, alternative or add-on minimum tax, gross receipts tax, sales tax, use tax, ad valorem tax, transfer tax, franchise tax, profits tax, license tax, withholding tax, payroll tax, employment tax, excise tax, severance tax, stamp tax, occupation tax, property tax, environmental or windfall profit tax, custom, duty or other tax, impost, levy, governmental fee or other like assessment or charge of any kind whatsoever together with any interest or any penalty, addition to tax or additional amount imposed with respect thereto by any governmental or Tax authority responsible for the imposition of any such tax (domestic or foreign), and

(ii) any liability for the payment of any amounts of the type described in clause (i) above as a result of being a member of an affiliated, consolidated, combined or unitary group for any Taxable period, and

(iii) any liability for the payment of any amounts of the type described in clauses (i) or (ii) above as a result of any express or implied obligation to indemnify any other person.

“Tax Return” means any return, declaration, form, claim for refund or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Transaction Documents” means this Agreement, and the AquaLiv, Inc. Right of First Refusal Agreement.

“Transactions” means the Share Exchange and the execution and delivery of any ancillary documents and/or agreements.

“Transfer” means to sell, assign, encumber, or otherwise transfer, directly or indirectly.

(1)

ARTICLE I

THE TRANSACTIONS

SECTION 1.01 THE SHARE EXCHANGE

Subject to the terms and conditions of this Agreement, on the Closing Date (as defined herein), the Share Exchange shall be consummated, in which the Purchaser shall acquire from VERITY SUB, 100% of the authorized and issued shares of VERITY SUB (the “Exchanged Shares”), which shall represent 100% of the outstanding shares of VERITY SUB immediately after the exchange (the “Share Exchange”), in exchange for Four Million Eight Hundred Fifty Thousand (4,850,000) Series B Preferred shares of AQLV valued at $4,850,000 (“Consideration Shares”):

(a) The Exchanged Shares. The Exchanged Shares shall be in the form of Exhibit A hereto. The Exchanged Shares shall be delivered and retained by the post-merger entity Verity, Inc. (f/k/a AquaLiv Technologies, Inc.); and

(b) Intentionally Deleted.

(c) Consideration Shares. The Consideration Shares, provided to VERITY SUB in completing the Agreement, either at the closing or as soon as possible following the closing, shall consist of Four Million Eight Hundred Fifty Thousand (4,850,000) Series B Preferred shares of AQLV. The Consideration Shares shall be convertible into common shares and shall carry voting rights equal to approximately 86% of the outstanding common shares of AQLV

(d) Assumed Liabilities of VERITY SUB. Upon the closing, Purchaser shall assume all of liabilities of VERITY SUB equal to Four Million Five Hundred Thousand dollars ($4,500,000). Assumed Liabilities shall include approximately $1,300,000 (as of 9/30/2012) in current and long term liabilities, as well as approximately $3,200,000 in real estate notes payable.

SECTION 1.02 .1 VERITY SUB

All of the VERITY SUB stock shall be owned and held by Verity, Inc. (f/k/a AquaLiv Technologies, Inc.) at the Closing Date.

(a) Management of VERITY SUB. Commencing on the Closing Date, the Parties hereby agree that the management of VERITY SUB shall be solely in the control of VERITY SUB.

(b) Redistribution of Consideration Shares. VERITY SUB shall further designate the Consideration Shares received in this Agreement to individual or corporate shareholders as they determine to be in the best interest of their organization. VERITY SUB shall provide a stock distribution list at Closing and said shares shall be distributed as soon as practical following the Closing (which may take up to 45-60 days to account for corporate restructuring).

SECTION 1.02.2 AQUALIV SUB

Upon the Closing Date, 50% of the AQUALIV SUB stock shall be owned by Verity, Inc. (f/k/a AquaLiv Technologies, Inc.). These shares are held in escrow with TCA Global Credit Master Fund, LP’s counsel and will be released upon payoff of the underlying note with TCA Global Credit Master Fund, LP.

(a) Management of AQUALIV SUB. Commencing on the Closing Date, the Parties hereby agree that the management of AQUALIV SUB shall be in the control of Craig Hoffman.

(b) HOFFMAN 50% Ownership. The remaining 50% ownership in AQUALIV SUB shall be held by Craig Hoffman or shareholders designated by HOFFMAN upon the Closing. HOFFMAN may further establish a first right of refusal to re-purchase any shares that he chooses to distribute on or after the Closing, subject to the provisions of Section 1.02.2(d).

(c) AQLV First Right of Refusal. In conjunction with the Closing, AQLV shall receive a first right of refusal (“First Right of Refusal Agreement”) in the form of Exhibit B on the HOFFMAN 50% shares in AQUALIV SUB. AQLV’s first right of refusal on any shares designated to others by HOFFMAN shall apply only after HOFFMAN has had an opportunity to exercise his rights on the original 50% shares held by him. The first right of refusal shall be valued at 1.5 times the book value of the shares of AQUALIV SUB. Book Value shall be determined by the most recent annual audited financial statement by a certified public accounting firm used by the Company under Generally Accepted Accounting Practices (GAAP).

(d) HOFFMAN First Right of Refusal. In conjunction with the Closing, HOFFMAN shall receive a first right of refusal (“First Right of Refusal Agreement”) in the form of Exhibit B on the AQLV 50% shares in AQUALIV SUB. The first right of refusal shall be valued at 1.5 times the book value of the shares of AQUALIV SUB.

(e) Restrictions on Transfer. All AQUALIV SUB certificates issued shall carry a restrictive legend that shall include material provisions of this Section 1.02.2 as well as the Right of First Refusal Agreement, to alert all future holders of the shares that there is a First and Second Right of Refusal for all AQUALIV SUB shares.

SECTION 1.02.3 PURCHASERS MANAGEMENT AND FINANCIAL POSITION

(a) Management of Verity, Inc. (f/k/a AquaLiv Technologies, Inc.). Commencing on the Closing Date, the Parties hereby agree that there shall be a Change In Control in the management of PURCHASER. In conjunction with the Closing, William Wright (“WRIGHT”) shall resign as Chairman and Chief Executive Officer of the Company and Duane Spader (“SPADER”) shall be appointed as the new Chairman, President and Chief Executive Officer. WRIGHT shall remain as Executive Vice President of the Company and maintain a Board of Directors position with the Company. WRIGHT shall also remain as Principal Financial Officer of the Company until such time that a suitable replacement may be identified.

(b) AquaLiv Technologies, Inc. Financial Status. The new Verity, Inc. (f/k/a AquaLiv Technologies, Inc.) shareholders recognize and agree to accept existing liabilities of Purchaser in the total amount of approximately Four Hundred Seventy Five Thousand dollars ($475,000), which amounts to approximately $235,000 in existing accounts payable and small notes payable and $241,266.67 in a note payable (face value plus accrued interest and fees) to TCA Global Credit Master Fund, LP.

(c) Focus Systems, Inc. Focus Systems, Inc. is to be administratively closed prior to the closing of the Agreement or as soon as practical following the closing.

SECTION 1.03 CLOSING

The closing of the Transactions (the “Closing”) shall take place at the offices of Purchaser within three (3) business days following the satisfaction or written waiver of the conditions to closing set forth in Article VII or at such other place or on such other date as may be mutually agreeable to the Parties. The Parties shall use their reasonable best efforts to cause the Closing to occur not later than December 31, 2012. The date and time of the Closing are herein referred to as the “Closing Date.” At the Closing, the actions contemplated to occur on the Closing Date by Section(s) 1.01, 1.02.1, 1.02.2 and 1.02.3 shall occur. Additionally, the Parties agree to conduct a pre-closing not later than the business day prior to the Closing Date to verify that all closing documents are in acceptable form to the Parties. The Parties agree and acknowledge that some actions may need to be taken post closing, and the Parties agree to cooperate to complete any such post-closing actions.

SECTION 1.04 RESTRICTIONS ON RESALE

The Consideration Shares issued or transferred pursuant to this Agreement will not be registered under the Securities Act, or the securities laws of any state, and cannot be transferred, hypothecated, sold or otherwise disposed of until: (i) a registration statement with respect to such securities is declared effective under the Securities Act, or (ii) an exemption from the registration requirements of the Securities Act is available.

The certificates representing the Consideration Shares which are being issued or transferred hereunder shall contain a legend substantially as follows:

“THE SECURITIES WHICH ARE REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE DISPOSED OF UNTIL A REGISTRATION STATEMENT WITH RESPECT THERETO IS DECLARED EFFECTIVE UNDER SUCH ACT, OR AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF SUCH ACT IS AVAILABLE.”

SECTION 1.05 INFORMATION STATEMENT

In the event that an Information Statement is required to be filed, the cost of the Information Statement shall be borne by the surviving entity.

(2)

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF VERITY SUB

VERITY SUB hereby represents and warrants to Purchaser, as of the date of this Agreement, and as of the Closing Date, as follows:

SECTION 2.01 ORGANIZATION, STANDING AND POWER

VERITY SUB is a corporation duly incorporated, validly existing and in good standing under the laws of the State of South Dakota, and has corporate power and authority to conduct its business as presently conducted by it and to enter into and perform this Agreement and to carry out the transactions contemplated by this Agreement.

SECTION 2.02 SUBSIDIARIES

VERITY SUB owns, or will own prior to the Closing Date, all of the outstanding capital stock of the VERITY SUB. Other than its ownership of the VERITY SUB, Verity Farms, LLC, Verity Water, LLC, Verity Meats, LLC, Verity Grains, LLC and Verity Capital, LLC, VERITY SUB does not have an ownership interest in any other entity.

SECTION 2.03 CAPITALIZATION

(a) There are 500,000,000 shares of capital stock of VERITY SUB authorized, consisting of 500,000,000 shares of common stock, $0.001 par value per share (the “VERITY SUB Common Shares”), and 0 shares of preferred stock (“VERITY SUB Preferred Shares”). Within five days of closing of this Agreement, there will be approximately 48,500,000 outstanding VERITY SUB Common Shares and no VERITY SUB Preferred Shares issued and outstanding.

(b) No VERITY SUB Common Shares or VERITY SUB Preferred Shares have been reserved for issuance to any Person, and there are no other outstanding rights, warrants, options or agreements for the exchange or purchase of VERITY SUB Common or VERITY SUB Preferred Shares except as provided in this Agreement.

(c) All outstanding VERITY SUB Common Shares are validly issued, fully paid, non-assessable, not subject to pre-emptive rights, and have been issued in compliance with all state and federal securities laws or other Applicable Law. The Exchanged Shares to be acquired by AQLV pursuant to the Share Exchange, will, when issued or transferred pursuant to this Agreement, be duly and validly authorized and issued, fully paid and non-assessable.

SECTION 2.04 AUTHORITY FOR AGREEMENT

The execution, delivery, and performance of each of the Transaction Documents to which VERITY SUB is a party by VERITY SUB has been duly authorized by all necessary corporate and shareholder action, and each of such Transaction Documents, upon its execution by the Parties, will constitute the valid and binding obligation of VERITY SUB, enforceable against it in accordance with and subject to its terms, except as enforceability may be affected by bankruptcy, insolvency or other laws of general application affecting the enforcement of creditors' rights. The execution and consummation of the transactions contemplated by this Agreement and compliance with the provisions of the Transactions by VERITY SUB to which it is a party will not violate any provision of Applicable Law and will not conflict with or result in any breach of any of the terms, conditions, or provisions of, or constitute a default under, VERITY SUB's Articles of Incorporation or its Bylaws, in each case as amended, or, in any material respect, any indenture, lease, loan agreement or other agreement or instrument to which VERITY SUB is a party or by which it or any of its properties is bound, or any decree, judgment, order, statute, rule or regulation applicable to VERITY SUB.

SECTION 2.05 FINANCIAL CONDITION

The financial statements set forth on Schedule 2.05 hereto (the “Financial Statements”), were prepared in accordance with generally accepted accounting principles and fairly reflect the financial condition of VERITY SUB as of the dates stated and the results of its operations for the periods presented.

SECTION 2.06 ABSENCE OF CERTAIN CHANGES OR EVENTS

Since September 30, 2012, except as contemplated by this Agreement or set forth on Schedule 2.06 hereto:

(a) there has not been any Material Adverse Change in the business, operations, properties, assets, or condition of VERITY SUB, other than the agreement for transfer of deeds to 240 acres of real property, including the Pelham facilities and Orange county facility;

(b) VERITY SUB has not (i) amended its Articles of Incorporation; (ii) declared or made, or agreed to declare or make, any payment of dividends or distributions of any assets of any kind whatsoever to stockholders or purchased or redeemed, or agreed to purchase or redeem, any outstanding capital stock; (iii) made any material change in its method of management, operation, or accounting; (iv) entered into any material transaction; or (v) made any accrual or arrangement for payment of bonuses or special compensation of any kind or any severance or termination pay to any present or former officer or employee;

(c) VERITY SUB has not (i) borrowed or agreed to borrow any funds or incurred, or become subject to, any material obligation or liability (absolute or contingent) except liabilities incurred in the ordinary course of business; (ii) paid any material obligation or liability (absolute or contingent) other than current liabilities reflected in or shown on the most recent VERITY SUB balance sheet, and current liabilities incurred since that date in the ordinary course of business, except for the credit line for operations extended by Duane Spader, which consists of approximately 2 million dollars of accounts payable; (iii) sold or transferred, or agreed to sell or transfer, any material assets, properties, or rights, or canceled, or agreed to cancel, any material debts or claims; or (iv) made or permitted any material amendment or termination of any contract, agreement, or license to which it is a party.

SECTION 2.07 GOVERNMENTAL AND THIRD PARTY CONSENTS

No consent, waiver, approval, order or authorization of, or registration, declaration or filing with, any court, administrative agency or commission or other federal, state, county, local or other foreign governmental authority, instrumentality, agency or commission or any third party, including a party to any agreement with VERITY SUB, is required by or with respect to VERITY SUB in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except for such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under (i) applicable securities laws, or (ii) the South Dakota Division of Corporations.

SECTION 2.08 LITIGATION

There is no action, suit, investigation, audit or proceeding pending against, or to the Knowledge of VERITY SUB, threatened against or affecting, VERITY SUB or any of its assets or properties before any court or arbitrator or any governmental body, agency or official.

SECTION 2.09 INTERESTED PARTY TRANSACTIONS

Except as disclosed in Schedule 2.09 hereto, VERITY SUB is not indebted to any officer or director of VERITY SUB, and no such person is indebted to VERITY SUB, except for the 2 million dollar credit line owed to Duane Spader, as well as the agreement for transfer of deeds for real property held by companies that are wholly owned by Duane Spader.

SECTION 2.10 COMPLIANCE WITH APPLICABLE LAWS

To the Knowledge of VERITY SUB, the business of VERITY SUB has not been, and is not being, conducted in violation of any Applicable Law.

SECTION 2.11 SECURITY LISTING

Section 2.11 Intentionally Deleted.

SECTION 2.12 FINDERS’ FEES

VERITY SUB has not incurred, nor will it incur, directly or indirectly, any liability for brokers’ or finders’ fees or agents’ commissions or investment bankers’ fees or any similar charges in connection with this Agreement or any transaction contemplated hereby.

(3)

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF AQLV

AQLV hereby represents and warrants to VERITY SUB, as of the date of this Agreement, and as of the Closing Date, as follows:

SECTION 3.01 ORGANIZATION, STANDING AND POWER

AQLV is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Nevada, and has corporate power and authority to conduct its business as presently conducted by it and to enter into and perform this Agreement and to carry out the transactions contemplated by this Agreement.

SECTION 3.02 SUBSIDIARIES

AQLV owns 50% of the outstanding capital stock of the AQUALIV SUB. AQLV owns 100% of the outstanding capital stock of FOCUS. Other than its ownership of the AQUALIV SUB and FOCUS, AQLV does not have an ownership interest in any other entity.

SECTION 3.03 CAPITALIZATION

(a) At the Closing, there will be 1,050,000,000 shares of capital stock of AQLV authorized, consisting of 1,000,000,000 shares of common stock, $0.001 par value per share (the “AQLV Common Shares”), and 50,000,000 shares of preferred stock (“AQLV Preferred Shares”). As of the date of the Closing, there will be approximately 780,000,000 AQLV Common Shares and 923,618 AQLV Preferred Shares issued and outstanding.

(b) No AQLV Common Shares or AQLV Preferred Shares have been reserved for issuance to any Person, and there are no other outstanding rights, warrants, options or agreements for the exchange or purchase of AQLV Common or AQLV Preferred Shares except as provided in this Agreement.

(c) All outstanding AQLV Common Shares are validly issued, fully paid, non-assessable, not subject to pre-emptive rights, and have been issued in compliance with all state and federal securities laws or other Applicable Law. The Consideration Shares to be issued by AQLV pursuant to the Share Exchange, will, when issued or transferred pursuant to this Agreement, be duly and validly authorized and issued, fully paid and non-assessable.

SECTION 3.04 AUTHORITY FOR AGREEMENT

The execution, delivery, and performance of each of the Transaction Documents to which AQLV is a party by AQLV has been duly authorized by all necessary corporate and shareholder action, and each of such Transaction Documents, upon its execution by the Parties, will constitute the valid and binding obligation of AQLV, enforceable against it in accordance with and subject to its terms, except as enforceability may be affected by bankruptcy, insolvency or other laws of general application affecting the enforcement of creditors' rights. The execution and consummation of the transactions contemplated by this Agreement and compliance with the provisions of the Transactions by AQLV to which it is a party will not violate any provision of Applicable Law and will not conflict with or result in any breach of any of the terms, conditions, or provisions of, or constitute a default under, AQLV's Articles of Incorporation or its Bylaws, in each case as amended, or, in any material respect, any indenture, lease, loan agreement or other agreement or instrument to which AQLV is a party or by which it or any of its properties is bound, or any decree, judgment, order, statute, rule or regulation applicable to AQLV.

SECTION 3.05 SEC FILINGS; FINANCIAL CONDITION

Except as set forth on Schedule 3.05 hereto, the Annual Report on Form 10-K/A filed by AQLV for the year ended September 30, 2011 and the Quarterly Report on Form 10-Q filed by AQLV for the period ended June 30, 2012 (the “SEC Filings”) are true, correct and complete in all material respects, are not misleading and do not omit to state any material fact which is necessary to make the statements contained in such public filings not misleading in any material respect. The financial statements included in the SEC Filings (the “Financial Statements”) were prepared in accordance with generally accepted accounting principles and fairly reflect the financial condition of AQLV as of the dates stated and the results of its operations for the periods presented.

SECTION 3.06 ABSENCE OF CERTAIN CHANGES OR EVENTS

Since June 30, 2012, except as contemplated by this Agreement or set forth on Schedule 2.06 hereto:

(a) there has not been any Material Adverse Change in the business, operations, properties, assets, or condition of AQLV;

(b) AQLV has not (i) amended its Articles of Incorporation; (ii) declared or made, or agreed to declare or make, any payment of dividends or distributions of any assets of any kind whatsoever to stockholders or purchased or redeemed, or agreed to purchase or redeem, any outstanding capital stock; (iii) made any material change in its method of management, operation, or accounting; (iv) entered into any material transaction; or (v) made any accrual or arrangement for payment of bonuses or special compensation of any kind or any severance or termination pay to any present or former officer or employee;

(c) AQLV has not (i) borrowed or agreed to borrow any funds or incurred, or become subject to, any material obligation or liability (absolute or contingent) except liabilities incurred in the ordinary course of business; (ii) paid any material obligation or liability (absolute or contingent) other than current liabilities reflected in or shown on the most recent AQLV balance sheet, and current liabilities incurred since that date in the ordinary course of business; (iii) sold or transferred, or agreed to sell or transfer, any material assets, properties, or rights, or canceled, or agreed to cancel, any material debts or claims; or (iv) made or permitted any material amendment or termination of any contract, agreement, or license to which it is a party.

SECTION 3.07 GOVERNMENTAL AND THIRD PARTY CONSENTS

No consent, waiver, approval, order or authorization of, or registration, declaration or filing with, any court, administrative agency or commission or other federal, state, county, local or other foreign governmental authority, instrumentality, agency or commission or any third party, including a party to any agreement with AQLV, is required by or with respect to AQLV in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except for such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under (i) applicable securities laws, or (ii) the Nevada Division of Corporations.

SECTION 3.08 LITIGATION

There is no action, suit, investigation, audit or proceeding pending against, or to the Knowledge of AQLV, threatened against or affecting, AQLV or any of its assets or properties before any court or arbitrator or any governmental body, agency or official.

SECTION 3.09 INTERESTED PARTY TRANSACTIONS

Except as disclosed in the SEC Filings, AQLV is not indebted to any officer or director of AQLV, and no such person is indebted to AQLV.

SECTION 3.10 COMPLIANCE WITH APPLICABLE LAWS

To the Knowledge of AQLV, the business of AQLV has not been, and is not being, conducted in violation of any Applicable Law.

SECTION 3.11 SECURITY LISTING

AQLV is a fully compliant reporting company under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and all AQLV public filings required under the Exchange Act have been made. The common stock of AQLV is listed for quotation on the OTCQB. To the Knowledge of AQLV, AQLV has not been threatened or is not subject to removal of its common stock from the OTCQB.

SECTION 3.12 FINDERS’ FEES

AQLV has not incurred, nor will it incur, directly or indirectly, any future liability for brokers’ or finders’ fees or agents’ commissions or investment bankers’ fees or any similar charges in connection with this Agreement or any transaction contemplated hereby.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF…

(Intentionally Deleted)

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF…

(Intentionally Deleted)

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF…

(Intentionally Deleted)

ARTICLE VII

CERTAIN COVENANTS AND AGREEMENTS

SECTION 7.01 .1 COVENANTS OF VERITY SUB

VERITY SUB covenants and agrees that, during the period from the date of this Agreement until the Closing Date, VERITY SUB shall, other than as contemplated by this Agreement or for the purposes of effecting the Closing pursuant to this Agreement, conduct its business as presently operated and solely in the ordinary course, and consistent with such operation, and, in connection therewith, without the written consent of AQLV:

(a)	shall not amend its Articles of Incorporation or Bylaws;

(b)	shall not pay or agree to pay to any employee, officer or director compensation that is in excess of the current compensation level of such employee, officer or director other than salary increases or payments made in the ordinary course of business or as otherwise provided in any contracts or agreements with any such employees;

(c)	shall not merge or consolidate with any other entity or acquire or agree to acquire any other entity;

(d)	shall not sell, transfer, or otherwise dispose of any material assets required for the operations of VERITY SUB’s business, except in the ordinary course of business consistent with past practices;

(e)	shall not declare or pay any dividends on or make any distribution of any kind with respect to the VERITY SUB common stock;

(f)	shall not issue any equity securities of VERITY SUB or any right or option to purchase or otherwise acquire any equity security of VERITY SUB or take any action affecting the capitalization of VERITY SUB;

(g)	shall use commercially reasonable efforts to comply with and not be in default or violation under Applicable Law where such violation would have a Material Adverse Effect on VERITY SUB; and

(h)	shall not grant any severance or termination pay to any director, officer or any other employees of VERITY SUB.

SECTION 7.01 .2 COVENANTS OF AQLV

AQLV covenants and agrees that, during the period from the date of this Agreement until the Closing Date, AQLV shall, other than as contemplated by this Agreement or for the purposes of effecting the Closing pursuant to this Agreement, conduct its business as presently operated and solely in the ordinary course, and consistent with such operation, and, in connection therewith, without the written consent of VERITY SUB:

(i)	shall not amend its Articles of Incorporation or Bylaws;

(j)	shall not pay or agree to pay to any employee, officer or director compensation that is in excess of the current compensation level of such employee, officer or director other than salary increases or payments made in the ordinary course of business or as otherwise provided in any contracts or agreements with any such employees;

(k)	shall not merge or consolidate with any other entity or acquire or agree to acquire any other entity;

(l)	shall not sell, transfer, or otherwise dispose of any material assets required for the operations of AQLV’s business, except in the ordinary course of business consistent with past practices;

(m)	shall not declare or pay any dividends on or make any distribution of any kind with respect to the AQLV common stock;

(n)	shall not issue any equity securities of AQLV or any right or option to purchase or otherwise acquire any equity security of AQLV or take any action affecting the capitalization of AQLV, except as contemplated in this Agreement;

(o)	shall use commercially reasonable efforts to comply with and not be in default or violation under Applicable Law where such violation would have a Material Adverse Effect on AQLV; and

(p)	shall not grant any severance or termination pay to any director, officer or any other employees of AQLV.

SECTION 7.02 COVENANTS OF THE PARTIES

(a) Announcement. No Party shall issue any press release or otherwise make any public statement with respect to this Agreement or the transactions contemplated hereby without the prior consent of the other Parties (which consent shall not be unreasonably withheld), except as may be required by applicable law or securities regulation. Upon execution of this Agreement, AQLV shall issue a press release, which shall be reasonably approved by VERITY SUB, and file any required reports reporting the execution of the Agreement and providing all required information with respect thereto.

(b) Notification of Certain Matters. Each Party shall give prompt written notice to the other Parties of:

(i) The occurrence or nonoccurrence of any event the occurrence or nonoccurrence of which would be reasonably likely to cause any representation or warranty contained in this Agreement to be untrue or inaccurate in any material respect at or prior to the Effective Time; and

(ii) Any material failure of a Party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder.

(c) Reasonable Best Efforts. Upon the terms and subject to the conditions of this Agreement and the other Transaction Documents, the Parties agree to use their respective reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable (subject to applicable laws) to consummate and make effective the Transactions and to comply with the terms thereof.

(d) Access to Information

(i) Inspection by VERITY SUB. AQLV will make available for inspection by VERITY SUB during normal business hours and in a manner so as not to interfere with normal business operations, all of AQLV’s record, books of account, premises, contracts and all other documents in AQLV’s possession or control that are reasonably requested by VERITY SUB to inspect and examine the business and affairs of AQLV. AQLV will cause its managerial employees and regular independent accountants to be available upon reasonable advance notice to answer questions of VERITY SUB concerning the business and affairs of AQLV. VERITY SUB will treat and hold as confidential any information they receive from AQLV in the course of the reviews contemplated by this Section 7.02(e). No examination by VERITY SUB will, however, constitute a waiver or relinquishment by VERITY SUB of their rights to rely on AQLV’s covenants, representations and warranties made herein or pursuant hereto.

(ii) Inspection by AQLV. VERITY SUB will, if requested, make available for inspection by AQLV, during normal business hours and in a manner so as not to interfere with normal business operations, all of VERITYS SBU’s records, books of account, premises, contracts and all other documents in their possession or control that are reasonably requested by AQLV to inspect and examine the business and affairs of VERITY SUB. VERITY SUB will cause its managerial employees and regular independent accountants to be available upon reasonable advance notice to answer questions of AQLV concerning the business and affairs of VERITY SUB. AQLV will treat and hold as confidential any information it receives from VERITY SUB in the course of the reviews contemplated by this Section 7.02(e). No examination by AQLV will, however, constitute a waiver or relinquishment by AQLV of its rights to rely on VERITY SUB’s covenants, representations and warranties made herein or pursuant hereto.

SECTION 7.03 POST-CLOSING COVENANTS

Each Party covenants and agrees that:

(a) Purchaser shall effect a name change of the Company from AquaLiv Technologies, Inc. to Verity, Inc.; and

(b) No Party or affiliate of a Party shall challenge, whether in court or arbitration, the validity or enforceability of any Transaction Document or any provision thereof, unless any of the other Parties shall have breached in any material respect any of its or his representations, warranties, covenants or other agreements contained in any of the Transaction Documents; and

(c) Each Party will use its or his reasonable good faith efforts to cause the transfer agent for AQLV to (i) permit transfers of Consideration Shares authorized by the Transaction Documents and (ii) refuse transfers of Consideration Shares in violation of the Transaction Documents; and

(d) The Parties shall use their reasonable good faith efforts, taking into account their respective positions with AQLV, VERITY, VERITY SUB, and AQUALIV SUB, to cause AQLV (and VERITY upon effective name change) to comply with Applicable Law.

(4)

ARTICLE VIII

CONDITIONS PRECEDENT

SECTION 8.01 CONDITIONS PRECEDENT TO THE PARTIES' OBLIGATIONS

The obligations of the Parties as provided herein shall be subject to each of the following conditions precedent, unless waived in writing by both VERITY SUB and Purchaser:

(a) Consents and Approvals. The Parties shall have obtained all necessary consents and approvals of their respective boards of directors, and all consents, approvals and authorizations required under their respective charter documents, and all material consents, including any material consents and waivers by the Parties’ respective lenders and other third-parties, if necessary, to the consummation of the transactions contemplated by this Agreement.

(b) Absence of Certain Litigation. No action or proceeding shall be threatened or pending before any governmental entity or authority which, in the reasonable opinion of counsel for the Parties, is likely to result in a restraint, prohibition or the obtaining of damages or other relief in connection with this Agreement or the consummation of the transactions contemplated hereby.

SECTION 8.02 CONDITIONS PRECEDENT TO THE OBLIGATIONS OF PURCHASER

The obligations of Purchaser on the Closing Date as provided herein shall be subject to the satisfaction, on or prior to the Closing Date, of the following conditions precedent, unless waived in writing by VERITY SUB:

(a) Consents and Approvals. Purchaser shall have obtained all required consents to the consummation of the transactions contemplated by this Agreement.

(b) Representations and Warranties. The representations and warranties by Purchaser in this Agreement shall be true and accurate in all material respects on and as of the Closing Date with the same force and effect as though such representations and warranties had been made at and as of the Closing Date, except to the extent that any changes therein are specifically contemplated by this Agreement.

(c) Performance. Purchaser shall have performed and complied in all material respects with all agreements to be performed or complied with by either of them pursuant to this Agreement and the other Transaction Documents at or prior to the Closing.

(d) Proceedings and Documents. All corporate, company and other proceedings of Purchaser in connection with the transactions contemplated by this Agreement and all documents and instruments incident to such transactions shall be reasonably satisfactory in substance and form to VERITY SUB and their counsel, and they shall have received all such counterpart originals (or certified or other copies) of such documents as they may reasonably request.

(e) Material Changes. Except as contemplated by this Agreement, since the date hereof, the Purchaser shall not have suffered a Material Adverse Effect, and, without limiting the generality of the foregoing, there shall be no pending litigation to which any of the foregoing is a party which is reasonably likely to have a Material Adverse Effect on such Party or on the Transactions.

(f) Due Diligence. VERITY SUB shall have completed to its own satisfaction due diligence in relation to Purchaser, except that this shall cease to be a condition precedent unless on or within ten (10) days after the date of this Agreement VERITY SUB shall have delivered a written notice stating that it is not satisfied with the results of its due diligence.

(g)             Transaction Documents. Purchaser shall have executed and delivered all Transaction Documents required to be executed by such Party.

(h)             AQLV Board of Directors and Officers. At the Closing Date, Tracy Bushnell shall tender his resignations as director of AQLV. At the Closing Date, William Wright shall resign his position has Chief Executive Officer and Chairman of the Board (but remain as a Member of the Board).

SECTION 8.03 CONDITIONS PRECEDENT TO THE OBLIGATIONS OF VERITY SUB

The obligations of VERITY SUB on the Closing Date as provided herein shall be subject to the satisfaction, on or prior to the Closing Date, of the following conditions precedent, unless waived in writing by Purchaser:

(a)              Consents and Approvals. VERITY SUB shall have obtained all required consents to the consummation of the transactions contemplated by this Agreement.

(b)             Representations and Warranties. The representations and warranties by VERITY SUB shall be true and accurate in all material respects on and as of the Closing Date with the same force and effect as though such representations and warranties had been made at and as of the Closing Date, except to the extent that any changes therein are specifically contemplated by this Agreement.

(c)              Performance. VERITY SUB shall have performed and complied in all material respects with all agreements to be performed or complied with by either of them pursuant to this Agreement prior to or at the Closing.

(d)             Proceedings and Documents. All corporate, company and other proceedings in connection with the transactions contemplated by this Agreement and all documents and instruments incident to such transactions shall be reasonably satisfactory in substance and form to Purchaser and their counsel, and they shall have received all such counterpart originals (or certified or other copies) of such documents as they may reasonably request.

(e)              Certificates of Good Standing. Purchaser shall have delivered to VERITY SUB a certificate as to the good standing of Purchaser certified by the Secretary of State of the State of Nevada, dated on or within fourteen (14) business days of the Closing Date.

(f)              Material Changes. Except as contemplated by this Agreement, since the date hereof, VERITY SUB shall not have suffered a Material Adverse Effect and, without limiting the generality of the foregoing, there shall be no pending litigation to which VERITY SUB is a party which is reasonably likely to have a Material Adverse Effect on VERITY SUB.

(g)             Due Diligence. VERITY SUB shall have completed to their own satisfaction due diligence in relation to AQLV and AQLV SUB, except that this shall cease to be a condition precedent unless on or within ten (10) days after the date of this Agreement VERITY SUB shall have delivered a written notice stating that it is not satisfied with the results of its due diligence;

(h)             Transaction Documents. VERITY SUB shall have executed and delivered all Transaction Documents required to be executed by such Party.

(h) Information for Information Statement. Not later than one day prior to closing, VERITY SUB shall have provided to Purchaser any information required with respect to the proposed new directors of Purchaser.

(5)

ARTICLE IX

TERMINATION

SECTION 9.01 TERMINATION

This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Effective Time by:

(a) The mutual written consent of the Parties;

(b) Any Party, if any governmental entity or court of competent jurisdiction shall have issued an order, decree or ruling or taken any other action (which order, decree, ruling or other action the Parties shall use their commercially reasonable best efforts to lift), which restrains, enjoins or otherwise prohibits the Transactions or any of them as contemplated herein and such order, decree, ruling or other action shall have become final and non-appealable;

(c) VERITY SUB, if Purchaser shall have breached in any material respect any of its or his representations, warranties, covenants or other agreements contained in this Agreement, or by VERITY SUB, if it or he is not satisfied with the results of its due diligence investigation and it so notifies Purchaser within ten (10) days after the date of this Agreement;

(d) Purchaser, if VERITY SUB shall have breached in any material respect any of its or his representations, warranties, covenants or other agreements contained in this Agreement, or by Purchaser, if it or he is not satisfied with the results of its due diligence investigation and it so notifies VERITY SUB within ten (10) days after the date of this Agreement;

(e) Without any action on the part of the Parties if required by Applicable Law or if the Closing shall not be consummated by December 31, 2012, unless extended by written agreement of the Parties. The Parties agree and acknowledge that some actions may need to be taken post closing, and any such post-closing actions will not be a violation of this Section 9.01(e).

SECTION 9.02 EFFECT OF TERMINATION

If this Agreement is terminated as provided in Section 9.01, written notice of such termination shall be given by the terminating Party to the other Parties specifying the provision of this Agreement pursuant to which such termination is made, this Agreement shall become null and void and there shall be no liability on the part of any Party provided, however, that (a) the provisions of Articles IX, X and XI hereof shall survive the termination of this Agreement; (b) nothing in this Agreement shall relieve any Party from any liability or obligation with respect to any willful breach of this Agreement; and (c) termination shall not affect accrued rights or liabilities of any Party at the time of such termination.

ARTICLE X

CONFIDENTIALITY

SECTION 10.01 CONFIDENTIALITY

Each Party will keep confidential all information and documents obtained from any of the other Parties pursuant this Agreement (except for any information disclosed to the public pursuant to a press release authorized by the Parties or for information required to be provided in a filing with the SEC by any of the Parties); and in the event the Closing does not occur or this Agreement is terminated for any reason, will promptly return such documents and all copies of such documents and all notes and other evidence thereof, including material stored on a computer, and will not use such information for its own advantage, except to the extent that (i) the information must be disclosed by law, (ii) the information becomes publicly available by reason other than disclosure by the Party subject to the confidentiality obligation, (iii) the information is independently developed without use of or reference to the other Party’s confidential information, (iv) the information is obtained from another source not obligated to keep such information confidential, or (v) the information is already publicly known or known to the receiving Party when disclosed as demonstrated by written documentation in the possession of such Party at such time.

ARTICLE XI

INDEMNIFICATION

SECTION 11.01 INDEMNIFICATION

Each Party (the “Indemnifying Party”) agrees to indemnify, defend and hold harmless each of the other Parties, any subsidiary or affiliate thereof and each person who is now, or has been at any time prior to the date hereof or who becomes prior to the Closing, a shareholder, officer, director or partner of a Party, any subsidiary or affiliate thereof or an employee of any subsidiary or affiliate thereof, and their respective heirs, legal representatives, successors and assigns (the “Indemnified Parties”) against all losses, claims, damages, costs, expenses (including reasonable attorneys’ fees), liabilities or judgments or amounts that are paid in settlement of or in connection with any threatened or actual third party claim, action, suit, proceeding or investigation based in whole or in part on or arising in whole or in part out of any material breach of this Agreement by the Indemnifying Party, or any subsidiary or affiliate thereof, including but not limited to failure of any representation or warranty to be true and correct in any material respect at or before the Closing. Any Indemnified Party wishing to claim indemnification under this Section 11.01, upon learning of any such claim, action, suit, proceeding or investigation, shall notify the Indemnifying Party in writing, but the failure to so notify shall not relieve the Indemnifying Party from any liability that it may have under this Section 11.01, except to the extent that such failure would materially prejudice the Indemnifying Party.

SECTION 11.02 LIMITATION ON INDEMNIFICATION

Each Party hereto acknowledges and agrees that this Agreement and the Transactions contemplated hereby are the result of arms-length negotiation between the Parties, and that neither the Agreement nor the Transaction is intended to involve a personal loan to a director or executive officer of AQLV or VERITY SUB. For purposes of this Agreement and the Transaction Documents, the Agreement and the Transactions contemplated hereby shall be conclusively presumed not to involve a personal loan to a director or executive officer of AQLV or VERITY SUB.

(6)

ARTICLE XII

MISCELLANEOUS

SECTION 12.01 EXPENSES

Except as contemplated by this Agreement, all costs and expenses incurred in connection with this Agreement and the other Transaction Documents and the consummation of the transactions contemplated by this Agreement shall be paid by the Party incurring such expenses.

SECTION 12.02 APPLICABLE LAW

This Agreement shall be governed by the laws of the State of Nevada, without giving effect to the principles of conflicts of laws thereof, as applied to agreements entered into and to be performed in such state.

SECTION 12.03 NOTICES

All notices and other communications under this Agreement shall be in writing and shall be deemed to have been duly given or made as follows:

(a) If sent by reputable overnight air courier (such as Federal Express) for delivery on the next business day, the first business day after being sent;

(b) If sent by facsimile transmission, with a copy mailed on the same day in the manner provided in clause (a) above, when transmitted and receipt is confirmed by the fax machine; or

(c) If otherwise actually personally delivered, when delivered.

All notices and other communications under this Agreement shall be sent or delivered as follows:

If to Purchaser to:

AquaLiv Technologies, Inc.
c/o William M. Wright
4550 NW Newberry Hill Road, Suite 202
Silverdale, WA 98383
Telephone: 360-536-4220
Facsimile: 360-473-1161

with a copy to (which shall not constitute notice):

Lucosky Brooman, LLP
Attn: Joseph M. Lucosky, Managing Partner
33 Wood Avenue South, 6th Floor
Iselin, New Jersey 08830
Telephone: 732-395-4400
Facsimile: 732-395-4401

If to VERITY SUB, to:

Verity Farms, LLC
c/o Duane Spader
47184 258th Street
Sioux Falls, SD 57107
Telephone: 605-543-5985
Facsimile: 605-543-5989

with a copy to (which shall not constitute notice):

Bart and Associates, LLC
c/o Ken Bart
1357 S. Quintero Way
Aurora, CO 80017
Telephone: 720-226-7511
Facsimile: 303-745-1880

Each Party may change its address by written notice in accordance with this Section.

SECTION 12.04 ENTIRE AGREEMENT

This Agreement (including the documents and instruments referred to in this Agreement) contains the entire understanding of the Parties with respect to the subject matter contained in this Agreement, and supersedes and cancels all prior agreements, negotiations, correspondence, undertakings and communications of the Parties, oral or written, respecting such subject matter, including without limitation the Letter of Intent made AQLV and VERITY SUB dated November 28, 2012.

SECTION 12.05 AMENDMENT AND WAIVER

This Agreement may be amended only if such amendment is set forth in a writing executed by all Parties. Any provision of this Agreement may be waived, provided that any such waiver shall be binding upon a Party only if such waiver is set forth in a writing executed by that Party.

SECTION 12.06 BINDING AGREEMENT; ASSIGNMENT

This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns; provided that, except as specifically provided in this Agreement, neither this Agreement nor any of the rights, interests, or obligations hereunder may be assigned by any Party without the prior written consent of the other Parties.

SECTION 12.07 COUNTERPARTS; FACSIMILE OR EMAIL EXECUTION

This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which shall be considered one and the same agreement. Execution and delivery of this Agreement by facsimile or scan and email shall be deemed to be equivalent to the execution and delivery of an original.

SECTION 12.08 NO THIRD PARTY BENEFICIARIES

Except as expressly provided by this Agreement, nothing herein is intended to confer upon any person or entity not a Party to this Agreement any rights or remedies under or by reason of this Agreement.

SECTION 12.09 DISPUTES

(a) Arbitration; Attorney Fees. Any dispute involving the interpretation, application or enforcement of this Agreement shall be submitted to binding arbitration before the American Arbitration Association, whose rules applicable to commercial disputes shall apply except as modified by this Section 12.09(a). The arbitration hearing shall take place in Las Vegas, Nevada before one arbitrator, who shall be a retired judge (unless none is reasonably available). The arbitrator shall comply with the provisions of section 12.09(b) below, unless the parties to the arbitration consent otherwise. The arbitrator shall submit a written finding of facts and conclusions of law. The arbitrator shall have authority only to interpret and apply provisions of this Agreement and shall have no authority to add to, subtract from or modify terms of this Agreement except to the extent otherwise provided in Section 12.09(c). The judgment of the arbitrator shall be binding and may be entered as a final judgment by any court having jurisdiction over the parties hereto. THE PARTIES UNDERSTAND AND ACKNOWLEDGE THAT UNDER THIS SECTION, EACH WAIVES THE RIGHT TO A TRIAL BY JURY IN CONNECTION WITH ANY ARBITRABLE CONTROVERSY OR CLAIM. In the event that any party to this Agreement shall initiate arbitration based on this Agreement, or take other permitted legal action for the enforcement or interpretation of any of the provisions of this Agreement, including such suit or action as may be necessary or germane to resolve or address any issues peculiar to federal bankruptcy law, the prevailing party in such action shall, in addition to whatever judgment is rendered or award granted on its behalf, be entitled to its reasonable costs and expenses in connection with such action, including reasonable attorney’s fees.

(b) Venue. Jurisdiction and venue for any action will be in Las Vegas, Nevada.

(c) Severability. If a court or an arbitrator of competent jurisdiction holds any provision of this Agreement to be illegal, unenforceable or invalid in whole or in part for any reason, such provision shall be adjusted rather than voided, if possible, to achieve the intent of the parties to the extent possible, and in any event the validity and enforceability of the remaining sections shall not be affected unless an essential purpose of this Agreement would be defeated by the loss of the illegal, unenforceable, or invalid provision.

SECTION 12.10 SURVIVAL

All representations, warranties, covenants, and agreements (and exceptions thereto) set forth in this Agreement shall survive the Closing Date and the consummation of the transactions contemplated hereby.

SECTION 12.11 RULES OF CONSTRUCTION

(a) General. The Parties agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

(b) Gender; Number. Wherever applicable, references herein to the masculine, feminine or neuter shall equally apply to the neuter, feminine and masculine. Furthermore, wherever applicable in this Agreement, the singular shall include the plural.

(c) Captions. The captions used in this Agreement are for convenience of reference only and do not constitute a part of this Agreement and shall not be deemed to limit, characterize, or in any way affect any provision of this Agreement, and all provisions of this Agreement shall be enforced and construed as if no caption had been used in this Agreement.

Remainder of Page Intentionally Left Blank

(7)

IN WITNESS WHEREOF, the Parties have duly executed this Agreement as of the date first above written.

AQUALIV TECHNOLOGIES, INC.

By: /s/ William M. Wright

Name:	William M. Wright
Title:	Chairman & Chief Executive Officer

VERITY FARMS II, INC.

By: /s/ Duane Spader

Name:	Duane Spader
Title:	President

AQUALIV, INC.

By: /s/ Craig Hoffman

Name:	Craig Hoffman
Title:	President